UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-34454

Shanda Games Limited

(Translation of registrant’s name into English)

No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203
People’s Republic of China
(8621) 5050-4740

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Changes to the Beneficial Owners of Certain Buyer Consortium Members

SHANGHAI, July 6, 2015—Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or the “Company”) has been informed that certain changes have taken place with respect to the beneficial ownership of certain members of the consortium that has agreed to acquire the Company in a “going private” transaction.

As previously announced on April 3, 2015, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with Capitalhold Limited (“Parent”) and Capitalcorp Limited, a wholly owned subsidiary of Parent (“Merger Sub”). Subject to satisfaction of the Agreement’s terms and conditions, (i) Parent will acquire the Company for cash consideration equal to US$3.55 per ordinary share of the Company (each, an “Ordinary Share”) and US$7.10 per American Depositary Share of the Company, each representing two Class A Ordinary Shares (each, an “ADS”), in a transaction valuing the Company at approximately US$1.9 billion; and (ii) the acquisition will be effected through a merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). Immediately following consummation of the transactions contemplated by the Agreement, Parent will be beneficially owned by a consortium including, among other parties, (i) Orient Hongtai (Hong Kong) Limited, a company incorporated and existing under the laws of Hong Kong (“Orient Hongtai”), (ii) Orient Hongzhi (Hong Kong) Limited (“Orient Hongzhi”), a company incorporated and existing under the laws of Hong Kong and an affiliate of Orient Hongtai, and (iii) Hao Ding International Limited (“Hao Ding”), a business company established under the laws of the British Virgin Islands.

In addition, concurrently with the execution of the Agreement, certain shareholders of the Company (the “Rollover Shareholders”), including, among other parties, Orient Hongtai, Orient Hongzhi and Hao Ding, entered into a support agreement (the “Support Agreement”) with Parent. Under the Support Agreement, the Rollover Shareholders agreed, among other things, that (i) each of the Rollover Shareholders will vote the Ordinary Shares held by them (the “Rollover Shares”) in favor of the authorization and approval of the Agreement and the transactions contemplated thereunder, and (ii) the Rollover Shareholders will, upon the terms and subject to the conditions in the Support Agreement, receive no consideration for the cancellation of the Rollover Shares in accordance with the Agreement.

According to the Schedule 13D (the “13D Filing”) with respect to the Company’s securities filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 2, 2015 by Liyou Investment Management (Shanghai) Company Limited, the following changes have taken place with respect to the beneficial ownership of Orient Hongtai, Orient Hongzhi and Hao Ding:

•	On June 30, 2015, Litian Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Litian”), closed a privately negotiated transaction to acquire 100% of the equity interest of HuaSung Holdings Limited (“HuaSung”) from Orient Zhihui Investment Center (Shanghai) L.P. (“Orient Zhihui”), which directly owned 100% of the equity interest of HuaSung, which directly owns 100% of the equity interest of Orient Hongzhi. The aggregate purchase price paid by Litian for the transaction was RMB1,705,000,000 (approximately US$274,506,329). As a result, Litian, through HuaSung, became the beneficial owner of 100% of the equity interest of Orient Hongzhi, which directly owns 61,776,335 Class A Ordinary Shares, which are the sole assets of Orient Hongzhi. Orient Hongzhi is the sole asset of HuaSung.

•	On June 30, 2015, Lihua Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Lihua”), closed a privately negotiated transaction to acquire 100% of the equity interest of TonSung Holdings Limited (“TonSung”) from Orient Zhisheng Investment Center (Shanghai) L.P. (“Orient Zhisheng”), which directly owned 100% of the equity interest of TonSung, which directly owns 100% of the equity interest of Orient Hongtai. The aggregate purchase price paid by Lihua for the transaction was RMB1,705,000,000 (approximately US$274,506,329). As a result, Lihua, through TonSung, became the beneficial owner of 100% of the equity interest of Orient Hongtai, which directly owns 61,776,334 Class A Ordinary Shares, which are the sole assets of Orient Hongtai. Orient Hongtai is the sole asset of TonSung.

•	On June 30, 2015, Lihai Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Lihai”), closed a privately negotiated transaction to acquire 100% of the equity interest of Shanghai Hai Sheng Tong Investment Co., Ltd. (“Hai Sheng Tong”) from Shanghai Buyout Fund L.P., a limited partnership organized under the laws of the PRC, and Xizang Runda Resource Co., Ltd., a company organized under the laws of the PRC, which collectively and directly owned 100% of the equity interest of Hai Sheng Tong, which directly owns 100% of the equity interest of Hao Ding. The aggregate purchase price paid by Lihai for the transaction was RMB2,964,000,000 (approximately US$477,206,312). As a result, Lihai, through Hai Sheng Tong, became the beneficial owner of 100% of the equity interest of Hao Ding, which directly owns 107,438,129 Class A Ordinary Shares, which are the sole assets of Hao Ding. Hao Ding is the sole asset of Hai Sheng Tong.

According to the 13D Filing, the parties to each of the above transactions have filed appropriate documentation to obtain governmental approval for the share transfers involved in such transactions.

According to the 13D Filing, (i) Liyou Investment Management (Shanghai) Company Limited (“Liyou”), a company organized under the laws of the PRC, and Zhejiang Huatong Holding Group Company Limited (“Huatong”), a company organized under the laws of the PRC, are the ordinary general partners of each of Litian, Lihua, and Lihai and have the joint authority to vote and to dispose of the securities owned by Litian, Lihua and Lihai, (ii) each of Ji Wang (“JW”) and Heng Shao (“HS”), both PRC citizens, owns 50% of the outstanding equity interest in Liyou, (iii) Miaotong Wang, a PRC citizen, owns 90% of the outstanding equity interest in Huatong and (iv) JW is a director of Zhejiang Century Huatong Group Company Limited, a PRC public company listed on Shenzhen Stock Exchange (“Century Huatong”), the major shareholders of which are Huatong, JW and HS.

Also, according to the 13D Filing, (i) Orient Securities Capital Company Limited (“Orient Capital”), a company formed under the laws of the PRC, serves as the administrative general partner of each of Litian, Lihua and Lihai, (ii) pursuant to the terms of the partnership agreements of Litian, Lihua and Lihai, Orient Capital has no authority or power to vote or dispose of, or to direct the voting or disposition of the securities acquired by Litian, Lihua or Lihai in the transactions described above, and (iii) accordingly, Orient Capital has no beneficial ownership interest in the securities acquired by Litian, Lihua or Lihai in the transactions described above.

In addition, according to the 13D Filing, (i) Century Huatong has announced that it may acquire all of the equity interests and assets of HuaSung, TonSung and Hai Sheng Tong from Litian, Lihua and Lihai, respectively, at their respective cost, including, without limitation, transaction and related costs, within one year after the closing of the Merger, but (ii) no agreement has been entered into with respect to such acquisition, and there is no assurance that such acquisition will be consummated.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that various closing conditions to the Merger may not be satisfied or waived and other risks and uncertainties discussed in the Company’s filings with the SEC, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company in connection with the Merger. Shanda Games does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited

Stephanie Guo, Investor Relations

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5900-1548 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Games Limited

Date: July 6, 2015	By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Acting Chief Executive Officer